July 11, 2013

Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Black Hills Corporation (the “Company”, “we”, “our” or “us”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 1-31303

Dear Mr. Allegretto:

The purpose of this letter is to respond to your comments as set forth in your letter of June 13, 2013. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

We have carefully considered your comments and our following responses provide the details of how we intend to comply with your comments by enhancing and, in some respects, clarifying our disclosures. In some limited cases where we believe further revision is unnecessary, we have provided an explanation.

In connection with our response to your comments, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Summary of Oil and Gas Reserve Data, page 36

Proved Reserves, page 38

Comment No. 1:

In comparing the disclosure on pages 38 and 174 to the reserves report filed as Exhibit 99, it appears that you have included the net quantities classified as proved developed non-producing in the Exhibit as proved undeveloped reserves on pages 38 and 174. Please revise or advise.

Company's Response:
We agree with the Staff's comment. We included in proved undeveloped reserves within our disclosures on pages 38 and 174 2,090 MMcfe that were classified as proved developed non-producing in the reserves report filed as Exhibit 99. The net quantities involved represent 2.6% of total reserves at December 31, 2012, which we believe to be immaterial to the users of our financial statements. For future filings, beginning with our 2013 Form 10-K, we will revise our presentation of reserves in the Form 10-K to be consistent with the classification in Exhibit 99.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

Comment No. 2:

Revise the tables on pages 38 through 40 and elsewhere on pages 86 and 174 through 175 to present natural gas liquid reserves. See FASB ASC paragraph 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids. In that regard, the staff views natural gas liquids as a separate product type under Item 1202(a)(1) and (2) of Regulation S-K.

Company's Response:

We acknowledge this and other comments of the Staff regarding enhancements to our disclosures surrounding natural gas liquids (NGLs). In applying the requirements of Item 1202 and FASB ASC paragraph 932-235-50-4 to our disclosure of reserves, we note that Item 1202(a)(4) and FASB ASC paragraph 932-235-50-4 require separate disclosure of reserves for the product types listed if material. We agree with the Staff view that NGLs are a separate product type; however, we do not view our NGL reserve quantities as material to our overall reserves. Accordingly, we have not reflected NGLs in our proved liquid reserve estimates as they have been an immaterial portion of our reserves.

In determining whether or not to present NGL reserve quantities separately, we also considered the guidance set forth in ASC 932-235-50-6B regarding (a) considering all facts and circumstances and not solely the quantity of reserves and (b) the 15% quantitative significance threshold. Our evaluation of the significance of our NGL reserves is based on all relevant circumstances and not solely on a quantitative reserve basis. We further referred to the guidance set forth in ASC 932-235-20, which defines "significant oil and gas producing activities". We evaluated the significance of our NGL reserves (i) relative to our total oil and gas activity, and (ii) relative to the total consolidated financial statement amounts of our segment, as outlined in the ASC 932-235-20 definition.

Our NGL proved reserve quantities represented less than 5% of our total proved reserves as of December 31, 2012. For the year ended December 31, 2012, our Oil & Gas segment revenue was approximately 6.7% of Black Hills Corporation consolidated revenue, and NGLs were 4.0% of our crude oil and natural gas production, 3.4% of our total Oil and Gas segment revenue, and 0.2% of our consolidated revenue.

We will continue to monitor our NGLs and make the separate disclosure if they become material.

Production Volumes, page 41

Comment No. 3:

We note your disclosure with respect to the net quantities of natural gas liquids (NGLs) production is presented variously as equivalent gas volumes on page 41, as production excluding NGLs on pages 39 through 40 and 174 and as separate quantities of NGLs on page 85. As Item 1204(a) of Regulation S-K requires disclosure by final product sold of oil, gas, and other products, please advise or revise your disclosure relating to NGL production volumes to be on a consistent basis throughout your filing.

Company's Response:

We agree with the Staff's comment, to be consistent in our disclosure we should show NGL production volumes separately, rather than including those volumes with natural gas where we have done so. We believe this additional separate disclosure of our NGL production volumes in past filings is immaterial to the users of our financial statements. For future filings, beginning with our 2013 Form 10-K, we will show NGL production volumes separately in all disclosure of production volumes.

We include supplementally in our response to Comment No. 4 below a revised presentation of production volumes for the years ended December 31, 2012 and 2011.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

Comment No. 4:

Please advise or expand your disclosure of production on page 41 to comply with the requirements set forth in Item 1204(a) of Regulation S-K to provide disclosure for each field that contains 15% or more of the Company's total proved reserves.

Company's Response:

We agree with the Staff's comment as Item 1204(a) of Regulation S-K requires disclosure of production by geographical area and for each country and field that contains 15% or more of our total proved reserves. In response to the Staff's comment, in our future filings beginning with our 2013 Form 10-K, we will clarify our disclosure to include disclosure of production by each field that contains 15% or more of our total proved reserves. We include supplementally the following tables to show this disclosure for the years ended December 31, 2012 and 2011:

Production Volumes		Year ended Dec. 31, 2012

Location (Basin)	Field	Oil (in Bbl)	Natural Gas (Mcfe)	NGLs (Gallons)	Total (Mcfe)
San Juan	East Blanco	1,423	3,584,746	—	3,593,284
San Juan	All others	—	1,338,843	—	1,338,843
Piceance	Piceance	—	1,716,588	244,339	1,751,494
Powder River	Finn Shirley	202,698	441,165	2,742,039	2,049,073
Powder River	All others	15,757	4,667	—	99,209
Williston	Bakken	337,579	404,466	159,543	2,452,732
All other properties	Various	2,514	1,195,716	339,593	1,259,313
Total Volume		559,971	8,686,191	3,485,514	12,543,948

Production Volumes		Year ended Dec. 31, 2011

Location (Basin)	Field	Oil (in Bbl)	Natural Gas (Mcfe)	NGLs (Gallons)	Total (Mcfe)
San Juan	East Blanco	1,746	4,225,027	—	4,235,503
San Juan	All others	—	837,635	—	837,635
Piceance	Piceance	—	1,077,040	240,667	1,111,421
Powder River	Finn Shirley	248,089	512,100	2,983,700	2,426,877
Powder River	All others	16,269	4,230	—	101,844
Williston	Bakken	181,580	167,367	39,079	1,262,429
All other properties	Various	4,139	1,703,021	411,368	1,786,622
Total Volume		451,823	8,526,420	3,674,814	11,762,331

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

Other Information, page 42

Comment No. 5:

We note your disclosure on page 85 of the average price received per gallon of natural gas liquids (NGLs) sold. Please advise or expand your disclosure of the average wellhead prices used in the determination of the reserves provided on page 42 to include the price for NGLs.

Company's Response:

For the reasons set forth in our response above to Staff Comment No. 2, we have not reflected NGLs in our proved liquid reserves. As a result, we have not used the average wellhead prices of NGLs in the determination of our reserves.

We will continue to monitor our NGLs and make the separate disclosure if they become material.

Oil and Gas Reserves (Unaudited), page 173

Reserves, page 173

Comment No. 6:

We note the following from your disclosure:

•
On page 175 you disclose that you invested $5.7 million to develop PUD locations in 2012; however, the table on that page indicates $4.9 million of future development costs were incurred for PUD locations.

•
On page 175 your disclosure is limited to the 3 gross PUD locations drilled in the Williston Basin during 2012; however, the table on page 43 indicates that in addition to wells drilled in the Williston Basin during 2012, you also drilled productive development and exploratory wells in the Powder River and Piceance Basins.

•
On page 175 your disclosure is limited to the 1.4 Bcfe of proved reserves that you converted or added in the Williston basin; however, the table on page 39 discloses your total 2012 additions from extensions and discoveries were 5.6 Bcfe.

Please advise or expand you disclosure to reconcile the difference in the capital amounts invested and the net reserve additions and changes relating to your drilling activities during 2012 as required under Item 1203 of Regulation S-K and FASB ASC paragraph 932-235-50-5.

Company's Response:

•
Staff Comment: On page 175 you disclose that you invested $5.7 million to develop PUD locations in 2012; however, the table on that page indicates $4.9 million of future development costs were incurred for PUD locations.

Company's Response: The $5.7 million and $4.9 million are not intended to be compared. The $5.7 million represents the amounts invested to develop three Williston Basin PUD locations in our remaining Williston Basin assets. The $4.9 million represents future development costs included in the table on page 175 that have not yet been incurred as of December 31, 2012. These are costs that we would expect to incur in the future in connection with the development of these Williston Basin reserves.

For future filings, beginning with our 2013 Form 10-K, we will clarify the wording in our presentation by separating the information into two different bullets, one for historical spending and the other for future development costs, to read as follows:

•	During 2012 we invested $5.7 million to develop three Williston Basin PUD locations in our remaining Williston Basin assets.

•	At December 31, 2012, our proved reserves, PUD locations and future development costs are reflected in the following table.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

•
Staff Comment: On page 175 your disclosure is limited to the 3 gross PUD locations drilled in the Williston Basin during 2012; however, the table on page 43 indicates that in addition to wells drilled in the Williston Basin during 2012, you also drilled productive development and exploratory wells in the Powder River and Piceance Basins.

•
Staff Comment: On page 175 your disclosure is limited to the 1.4 Bcfe of proved reserves that you converted or added in the Williston basin; however, the table on page 39 discloses your total 2012 additions from extensions and discoveries were 5.6 Bcfe.

Company's Response: Final Release No. 33-8995, which generated Item 1203 of Regulation S-K, requires disclosure in narrative form of information relating to proved undeveloped reserves while FASB ASC paragraph 932-235-50-5 requires disclosure of changes in net quantities of an entity's proved reserves. In applying the requirements of Item 1203, we included only information related to proved undeveloped reserves required under this Item. In applying the requirements of FASB ASC paragraph 932-235-50-5, we included information related to all of our proved reserves - developed and undeveloped - as required under this ASC. Because our reserve report reflects year over year results, development and exploratory wells drilled during a current year may not have been booked as proved undeveloped locations in the previous year's reserve report.

In 2012, the only December 31, 2011 proved undeveloped reserves locations in which we invested were the 3 gross PUD locations drilled in the Williston Basin noted in our disclosure on page 175. Drilling activity in 2012 created locations in the Powder River and Piceance Basins classified as proved undeveloped that were also developed as proved developed producing during the year. These Powder River and Piceance Basin productive development and exploratory wells were not classified as proved undeveloped at either December 31, 2012 or 2011; therefore, we did not include these in our disclosure of proved undeveloped reserves on page 175.

The narrative in the footnote on page 174 under the reserves tables references total reserve additions of 5.6 Bcfe, in agreement with the total 2012 additions from extensions and discoveries included in the table on page 39. The narrative and table found later in that footnote on the bottom of page 174 and at the top of page 175 were provided to reflect only the activity associated with proved undeveloped reserves that were recorded as of December 31, 2011 and December 31, 2012, in accordance with the requirements of Item 1203. The 1.4 Bcfe shown in that table is the portion of overall reserve additions from extensions and discoveries that was attributable to those locations classified as proved undeveloped at December 31, 2011 and 2012.

In future filings, we will include additional headings in the footnote to more clearly delineate the information that is related to proved undeveloped reserves only.

Standardized Measure of Discounted Future Net Cash Flows, page 176

Comment No. 7:

Your disclosure of the standardized measure of discounted future net cash flows for each of the periods presented on page 176 does not appear to include the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Please tell us how you have considered the inclusion of such costs in the preparation of the standardized measure relating to your proved oil and gas reserve quantities. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

Company's Response:

We agree with the Staff's comment. We did not include the cost associated with the abandonment of oil and gas assets as part of the future development costs. We do not view these costs as material to the presentation of this estimate or to the users of our financial statements. Including the cost associated with the abandonment of oil and gas assets as part of the future development costs reduces the standardized measure of discounted future net cash flows by 4.1% at December 31, 2012. As reported, our standardized measure of discounted future net cash flows at December 31, 2012 of $136.1 million is 5.0% of our consolidated property, plant and equipment, net. Further, the exclusion of abandonment costs represents 1.4% and 0.2% of our Oil and Gas segment property, plant and equipment, net and consolidated property, plant and equipment, net, respectively.

Referencing the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm, we acknowledge that "Exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure." In response to the Staff's comment and the guidance referenced, beginning with our 2013 Form 10-K we will include the cost associated with abandonment of our oil and gas assets as part of future development costs in preparation of the standardized measure relating to our proved oil and gas reserve quantities.

Exhibit 99

Comment No. 8:

We note the following:

•	The reserve report lacks a tabular grand summary of the reserve and income data relating to the summation of the individual reserve reports contained therein.

•
The reserve report addresses the evaluation of all interests for Black Hills Gas Exploration and Production, Inc.; however, Exhibit 21 does not list a subsidiary with this name as part of the Black Hills Corporation.

•
The net quantities of reserve and income data presented in the reserves report for the entity Black Hills Exploration and Production, Inc. do not correspond to the quantities attributed to Black Hills Exploration and Production, Inc. (BHEP) on page 36 and elsewhere on pages 120 and 173 of the filing.

Please obtain and file an amended reserves report that addresses or clarifies each of these points as part of the requirements relating to the summary of the third party's conclusions under Item 1202(a)(8)(ix).

Company's Response:

Included at the end of this letter is a revised reserves report, Exhibit 99, which addresses Staff comments included in the first two bullets above. We also include supplementally a copy of the revised reserves report as well as this revised report marked for changes from the reserves report filed with the 2012 Form 10-K. We will file the revised reserves report as an exhibit to a Form 10-K/A amendment to our 2012 Form 10-K promptly upon completion of this comment process.

•
Staff Comment: The net quantities of reserve and income data presented in the reserves report for the entity Black Hills Exploration and Production, Inc. do not correspond to the quantities attributed to Black Hills Exploration and Production, Inc. (BHEP) on page 36 and elsewhere on pages 120 and 173 of the filing.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

Company's Response: The reserves report is comprised of reserves for Black Hills Exploration and Production, Inc. (BHEP) and subsidiaries, Black Hills Gas Resources, Inc. and Black Hills Plateau Production, LLC. All of the reserves in the report are disclosed in our Form 10-K as reserves attributed to BHEP. Our reserves volumes disclosed include volumes of all of these entities; as such, disclosure on page 36 and the disclosure starting on page 173 are correct as presented.

We agree with the Staff's comment that the entities listed in Exhibit 99 do not agree to Exhibit 21. As indicated above, we will file an amended Exhibit 99 as an exhibit to a Form 10-K/A amendment to our 2012 Form 10-K promptly upon completion of this comment process to correct the subsidiary names. We have also determined the definition of BHEP in the Glossary of Terms and Abbreviations on page 3 of our Form 10-K should be enhanced. For our future filings, beginning with our 2013 second quarter Form 10-Q, we will include the following definition of BHEP in the Glossary:

Black Hills Exploration and Production, Inc., a direct, wholly-owned subsidiary of Black Hills Non-regulated Holdings, and Black Hills Gas Resources, Inc. and Black Hills Plateau Production, LLC, direct wholly-owned subsidiaries of Black Hills Exploration and Production, Inc.

Comment No. 9:

We note the operating income (BFIT) shown in the reserves report for the entity Black Hills Exploration and Production, Inc. includes revenue attributable to a 44.7% ownership of the Newcastle Gas Processing Plant. Please tell us what portion of the plant revenue is for processing gas owned by Black Hills Exploration and Production, Inc. to the Company's interest. Also quantify for us the net amounts of the proved reserves disclosed in the report attributable to Black Hills Exploration and Production, Inc. ownership in the Newcastle Gas Processing Plant.

Company's Response:

Approximately 60% of the gas production volumes going through the Newcastle Gas Processing Plant, are volumes in which we have a revenue interest. The gas plant revenues are not derived solely from processing volumes in which we have a revenue interest; therefore, we exclude all revenues and cash flows associated with volumes processed by the plant for third parties and include in our revenues and our future cash flow assumptions only plant revenues associated with processing volumes in which we have a revenue interest. Of the net proved reserves attributable to BHEP, approximately 7,713 MMcf net reserves as of December 31, 2012 are attributable to the ownership in the Newcastle Gas Processing Plant.

Comment No. 10:

Please tell us if any of the natural gas or oil reserve quantities presented in the reserves reports include natural gas liquid reserves (NGLs) and if so, how you have considered the requirements contained in FASB ASC paragraph 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids.

Company's Response:

None of the reserve quantities presented in the reserves reports are NGLs. For the reasons set forth in our response to Staff Comment No. 2 above, we have not reflected NGLs in our proved liquid reserves.

We will continue to monitor our NGLs and make the separate disclosure if they become material.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

Exhibit 99

Comment No. 11:

We note several references in each of the reserve reports to additional information that are not included in Exhibit 99 such as:

•
"The detailed forecasts of reserves and economics are presented in the attached tables. Tables I-Proved, I-PDP, I-PDNP and I-PUD are summaries of the reserves and associated economics by reserve category. Under tabs by reserve category, these tables are then presented along with corresponding Tables II's, which are summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual wells in each Table I. These tables are sorted by state and then lease/well name."

•	"Page 1 of the Appendix explains the type of data in these tables."

•	"The methods employed in estimating reserves are described in page 2 of the Appendix."

•	"The proved reserve classifications conform to criteria of the Securities and Exchange Commission as defined in pages 3-4 of the Appendix."

Please advise or obtain and file an amended Exhibit 99 to include the referenced information.

Company's Response:

Included at the end of this letter, is a revised reserves report, Exhibit 99, which includes all applicable information in response to this comment. For example, references to an Appendix and attached tables have been eliminated because they are not part of the revised report. As indicated above we will file this revised reserves report as an exhibit to a Form 10-K/A amendment to our 2012 Form 10-K promptly upon completion of this comment process.

Jim Allegretto
U.S. Securities and Exchange Commission
July 11, 2013

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call me at (605) 721-2333 or Rich Kinzley, Vice President - Corporate Controller at (605) 721-2360 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Revised Exhibit 99 -
To Be Filed Upon Completion of This Comment Process

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Gas Resources, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary of All Interests for Black Hills Exploration and Production, Inc and affiliates:
∙Black Hills Exploration and Production, Inc.
∙Black Hills Gas Resources, Inc.
∙Black Hills Plateau Production, LLC
Proved Reserves as of January 1, 2013

Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to all interests of Black Hills Exploration and Production, Inc and its affiliates. Our reports, completed on January 16, 2013 and presented herein, were prepared for public disclosure by Black Hills Corporation in filings made with the Securities and Exchange Commission (SEC) in accordance with the disclosure requirements set forth in SEC regulations.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	3,851.0	78.1	187.3	4,116.4
Gas	– MMcf	54,086.3	1,617.3	280.6	55,984.2
Revenue
Oil/Condensate	– M$	328,844.7	6,716.5	15,605.9	351,167.1
Gas	– M$	121,725.8	3,268.8	575.1	125,569.7
Plant	– M$	26,031.9	0.0	0.0	26,031.9
Severance Taxes and Ad Valorem Taxes	– M$	49,858.0	1,138.2	1,826.7	52,822.9
Operating Expenses	– M$	129,034.2	1,710.0	3,127.6	133,871.8
Investments	– M$	0.0	1,445.5	7,016.1	8,461.5
Operating Income (BFIT)	– M$	297,710.2	5,691.7	4,210.6	307,612.5
Discounted at 10.0%	– M$	149,092.5	1,714.5	448.1	151,255.2

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

The discounted value shown in the previous table should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Attached are three reports summarizing the reserves for Black Hills Exploration and Production, Inc. and affiliates Black Hills Gas Resources, Inc. and Black Hills Plateau Production, LLC. The reserves are associated with conventional formations, tight gas sands, coal seams, and shales in the following states: New Mexico, Colorado, Wyoming, Montana, Oklahoma, Texas, North Dakota, and California.

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. Operating expenses and investments were supplied by Black Hills and were accepted as furnished. Neither expenses nor investments were escalated.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. The reserve estimates were based on interpretations of factual data furnished by Black Hills. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is an independent petroleum engineering consulting firm. Our firm provides services throughout the world for many clients and has offices in Fort Worth, Houston and Austin. Many of our staff have professional accreditation in the form of registered or certified professional licenses (including the undersigned, TX No. 71055) or the equivalent from appropriate governmental authorities or self-regulating professional organizations. We have no affiliation with the Black Hills Corporation that would influence our estimates.

Black Hills Corporation makes periodic filings with the SEC under the Securities Exchange Act of 1934, as amended. Furthermore, Black Hills Corporation has certain registration statements filed with the SEC under the Securities Act of 1933, as amended, into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-8 and Form S-3 of Black Hills Corporation of the references to our name as well as the references to our reports for Black Hills Corporation, which consent appears in the 2012 Annual Report on Form 10-K of Black Hills Corporation. Our written consent for such use is included as a separate exhibit to the Black Hills Corporation 2012 Annual Report on Form 10-K.

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

Our qualifications, work-papers, related data, and reference tables in the attached letters are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

/s/ J. Zane Meekins
J. Zane Meekins, P.E.
Executive Vice President

JZM:rkf

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Exploration and Production, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary
Black Hills Exploration and Production, Inc. Interests
Proved Reserves
As of January 1, 2013
Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Black Hills Exploration and Production, Inc. (“Black Hills”) interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Black Hills.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	3,828.6	78.1	187.3	4,094.0
Gas	– MMcf	17,420.2	822.8	280.6	18,523.5
Revenue
Oil/Condensate	– M$	326,830.4	6,716.5	15,605.9	349,152.8
Gas	– M$	44,104.3	1,836.9	575.1	46,516.3
Plant	– M$	26,031.9	0.0	0.0	26,031.9
Severance Taxes and Ad Valorem Taxes	– M$	40,586.4	968.4	1,826.7	43,381.5
Operating Expenses	– M$	101,993.3	1,281.1	3,127.6	106,402.0
Investments	– M$	0.0	920.3	7,016.1	7,936.4
Operating Income (BFIT)	– M$	254,386.9	5,383.6	4,210.6	263,981.0
Discounted at 10.0%	– M$	122,350.5	1,661.0	448.1	124,459.6

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. The resulting hydrocarbon pricing of $2.76 per MMBtu of gas and $94.71 per barrel of oil/condensate was applied without escalation. Basis differentials, contractual differentials, heating value adjustments and transportation/processing/gathering fees were supplied by Black Hills and applied to these prices by producing area. The average adjusted product prices were $2.51 per Mcf and $85.29 per barrel. Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Black Hills and were accepted as furnished. Operating cost components include direct operating expenses, compression fees, water disposal costs and appropriate COPAS charges. Severance and ad valorem rates were specified by state based on historical averages. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

Black Hills owns 44.7% of the Newcastle Gas Processing Plant. Future revenues are earned on residue volumes available from the plant after processing gas supplied by production from Finn-Shurley, Jiggs-Thompson and Boggy Creek fields. Future residue volumes were estimated by application of historical plant residue volume percentages to future gas volumes expected to be processed at the plant. The volume of future gas to be processed at the plant was estimated by extrapolation of the historical decline of the gas into the plant to the estimated economic limit of profitable operation for the plant. The revenues and expenses associated with the plant are included in Table I - PDP and reflect only Black Hills' net ownership.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

The reserve estimates were based on interpretations of factual data furnished by Black Hills. Production and pressure data comes from internal oil and gas measurement systems for operated properties, by well. Third party production is derived from state reports submitted by the operator for each well. Oil and gas price forecasts, operating expenses and ownership interests were supplied by Black Hills and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Our work-papers and related data are available for inspection and review by authorized parties. The professional qualifications of the technical person primarily responsible for the preparation of this report are included as an attachment to this letter.

Respectfully submitted,

/s/ Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:rkf

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

Professional Qualifications of J. Zane Meekins, P.E.:

Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 25 years of practical experience in petroleum engineering, with over 23 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Exploration and Production, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary
Black Hills Gas Resources, Inc. Interests
Proved Reserves
As of January 1, 2013
Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Black Hills Gas Resources, Inc. (“Black Hills”) interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Black Hills.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	15.5	0.0	15.5
Gas	– MMcf	24,852.6	457.6	25,310.3
Revenue
Oil/Condensate	– M$	1,352.2	0.0	1,352.2
Gas	– M$	47,662.6	855.8	48,518.3
Severance Taxes and Ad Valorem Taxes	– M$	7,549.4	136.6	7,686.0
Operating Expenses	– M$	16,469.9	302.2	16,772.1
Investments	– M$	0.0	367.2	367.2
Operating Income (BFIT)	– M$	24,995.5	49.7	25,045.3
Discounted at 10.0%	– M$	15,777.9	--28.8	15,749.1

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Black Hills Gas Resources, Inc. Interests
January 16, 2013

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. The resulting hydrocarbon pricing of $2.76 per MMBtu of gas and $94.71 per barrel of oil/condensate was applied without escalation. Basis differentials, contractual differentials, heating value adjustments and transportation/processing/gathering fees were supplied by Black Hills and applied to these prices by producing area. The average adjusted product prices were $1.92 per Mcf and $87.52 per barrel. Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Black Hills and were accepted as furnished. Operating cost components include direct operating expenses, compression fees, water disposal costs and appropriate COPAS charges. Severance and ad valorem rates were specified by state based on historical averages. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Black Hills. Production and pressure data comes from internal oil and gas measurement systems for operated properties, by well. Third party production is derived from state reports submitted by the operator for each well. Oil and gas price forecasts, operating expenses and ownership interests were supplied by Black Hills and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Black Hills Gas Resources, Inc. Interests
January 16, 2013

Our work-papers and related data are available for inspection and review by authorized parties. The professional qualifications of the technical person primarily responsible for the preparation of this report are included as an attachment to this letter.

Respectfully submitted,

/s/ Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:rkf

Black Hills Gas Resources, Inc. Interests
January 16, 2013

Professional Qualifications of J. Zane Meekins, P.E.:

Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 25 years of practical experience in petroleum engineering, with over 23 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Exploration and Production, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary
Black Hills Plateau Production, LLC Interests
Proved Reserves
As of January 1, 2013
Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Black Hills Plateau Production, LLC (“Black Hills”) interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Black Hills.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	7.0	0.0	7.0
Gas	– MMcf	11,813.5	336.9	12,150.4
Revenue
Oil/Condensate	– M$	662.1	0.0	662.1
Gas	– M$	29,959.0	576.1	30,535.0
Severance Taxes and Ad Valorem Taxes	– M$	1,722.2	33.1	1,755.3
Operating Expenses	– M$	10,571.0	126.6	10,697.6
Investments	– M$	0.0	157.9	157.9
Operating Income (BFIT)	– M$	18,327.8	258.4	18,586.2
Discounted at 10.0%	– M$	10,964.1	82.4	11,046.5

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Black Hills Plateau Production, LLC Interests
January 16, 2013

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. The resulting hydrocarbon pricing of $2.76 per MMBtu of gas and $94.71 per barrel of oil/condensate was applied without escalation. Basis differentials, contractual differentials, heating value adjustments and transportation/processing/gathering fees were supplied by Black Hills and applied to these prices by producing area. The average adjusted gas price was $2.51 per Mcf. Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Black Hills and were accepted as furnished. Operating cost components include direct operating expenses, compression fees, water disposal costs and appropriate COPAS charges. Severance and ad valorem rates were specified by state based on historical averages. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Black Hills. Production and pressure data comes from internal oil and gas measurement systems for operated properties, by well. Third party production is derived from state reports submitted by the operator for each well. Oil and gas price forecasts, operating expenses and ownership interests were supplied by Black Hills and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Black Hills Plateau Production, LLC Interests
January 16, 2013

Our work-papers and related data are available for inspection and review by authorized parties. The professional qualifications of the technical person primarily responsible for the preparation of this report are included as an attachment to this letter.

Respectfully submitted,

/s/ Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:rkf

Black Hills Plateau Production, LLC Interests
January 16, 2013

Professional Qualifications of J. Zane Meekins, P.E.:

Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 25 years of practical experience in petroleum engineering, with over 23 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Exhibit 99 - Comparison to Original Filing
Included in the 2012 Annual Report Filed on Form 10-K

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Gas Resources, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary of All Interests for Black Hills Exploration ~~Gas~~ and Production, Inc and affiliates:
∙Black Hills Exploration and Production, Inc.
∙Black Hills Gas Resources, Inc.
∙Black Hills Plateau Production, LLC
Proved Reserves as of January 1, 2013

Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to all interests of Black Hills Exploration and Production, Inc and its affiliates. Our reports, completed on January 16, 2013 and presented herein, were prepared for public disclosure by Black Hills Corporation in filings made with the Securities and Exchange Commission (SEC) in accordance with the disclosure requirements set forth in SEC regulations. The method employed in estimating these reserves are outlined in the attached appendices. Attached are three reports summarizing the reserves for Black Hills Exploration and Production, Inc. and affiliates Black Hills Gas Resources, Inc. and Black Hills Plateau Production, LLC. The reserves are associated with conventional formations, tight gas sands, coal seams, and shales in the following states: New Mexico, Colorado, Wyoming, Montana, Oklahoma, Texas, North Dakota, and California.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	3,851.0	78.1	187.3	4,116.4
Gas	– MMcf	54,086.3	1,617.3	280.6	55,984.2
Revenue
Oil/Condensate	– M$	328,844.7	6,716.5	15,605.9	351,167.1
Gas	– M$	121,725.8	3,268.8	575.1	125,569.7
Plant	– M$	26,031.9	0.0	0.0	26,031.9
Severance Taxes and Ad Valorem Taxes	– M$	49,858.0	1,138.2	1,826.7	52,822.9
Operating Expenses	– M$	129,034.2	1,710.0	3,127.6	133,871.8
Investments	– M$	0.0	1,445.5	7,016.1	8,461.5
Operating Income (BFIT)	– M$	297,710.2	5,691.7	4,210.6	307,612.5
Discounted at 10.0%	– M$	149,092.5	1,714.5	448.1	151,255.2

Black Hills ~~Gas Resources~~ Exploration & Production, Inc. Interests
January 16, 2013

The discounted value shown in the previous table should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

~~Attached are three reports summarizing the reserves for Black Hills Exploration and Production, Inc. and affiliates Black Hills Gas Resources, Inc. and Black Hills Plateau Production, LLC. The reserves are associated with conventional formations, tight gas sands, coal seams, and shales in the following states: New Mexico, Colorado, Wyoming, Montana, Oklahoma, Texas, North Dakota, and California.~~

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of ~~2011~~ 2012. The average was calculated using the posted first-day-of-the-month price for each month. Operating expenses and investments were supplied by Black Hills and were accepted as furnished. Neither expenses nor investments were escalated.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission ~~as defined in the Appendix~~. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. The reserve estimates were based on interpretations of factual data furnished by Black Hills. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is an independent petroleum engineering consulting firm. Our firm provides services throughout the world for many clients and has offices in Fort Worth, Houston and Austin. Many of our staff have professional accreditation in the form of registered or certified professional licenses (including the undersigned, TX No. 71055) or the equivalent from appropriate governmental authorities or self-regulating professional organizations. We have no affiliation with the ~~Subject Company~~ Black Hills Corporation that would influence our estimates.

Black Hills Corporation makes periodic filings with the SEC under the Securities Exchange Act of 1934, as amended. Furthermore, Black Hills Corporation has certain registration statements filed with the SEC under the Securities Act of 1933, as amended, into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-8 and Form S-3 of Black Hills Corporation of the references to our name as well as the references to our reports for Black Hills Corporation, which consent appears in the 2012 Annual Report on Form 10-K of Black Hills Corporation. Our written consent for such use is included as a separate exhibit to the Black Hills Corporation 2012 Annual Report on Form 10-K.

Black Hills ~~Gas Resources~~ Exploration & Production, Inc. Interests
January 16, 2013

Our qualifications, work-papers, related data, and reference tables in the attached letters are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

/s/ J. Zane Meekins
J. Zane Meekins, P.E.
~~Executive~~ Senior Vice President

JZM:rkf

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Exploration and Production, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary
Black Hills Exploration and Production, Inc. Interests
Proved Reserves
As of January 1, 2013
Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Black Hills Exploration and Production, Inc. (“Black Hills”) interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Black Hills.

Composite reserve estimates and economic forecasts for the proved reserves ~~are presented in the attached tables and~~ are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	3,828.6	78.1	187.3	4,094.0
Gas	– MMcf	17,420.2	822.8	280.6	18,523.5
Revenue
Oil/Condensate	– M$	326,830.4	6,716.5	15,605.9	349,152.8
Gas	– M$	44,104.3	1,836.9	575.1	46,516.3
Plant	– M$	26,031.9	0.0	0.0	26,031.9
Severance Taxes and Ad Valorem Taxes	– M$	40,586.4	968.4	1,826.7	43,381.5
Operating Expenses	– M$	101,993.3	1,281.1	3,127.6	106,402.0
Investments	– M$	0.0	920.3	7,016.1	7,936.4
Operating Income (BFIT)	– M$	254,386.9	5,383.6	4,210.6	263,981.0
Discounted at 10.0%	– M$	122,350.5	1,661.0	448.1	124,459.6

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

~~The detailed forecasts of reserves and economics are presented in the attached tables. Tables I-Proved, I-PDP, I-PDNP and I-PUD are summaries of the reserves and associated economics by reserve category. Under tabs by reserve category, these tables are then presented along with corresponding Tables II's, which are summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual wells in each Table I. These tables are sorted by state and then lease/well name. Page 1 of the Appendix explains the type of data in these tables. The methods employed in estimating reserves are described in page 2 of the Appendix.~~

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. The resulting hydrocarbon pricing of $2.76 per MMBtu of gas and $94.71 per barrel of oil/condensate was applied without escalation. Basis differentials, contractual differentials, heating value adjustments and transportation/processing/gathering fees were supplied by Black Hills and applied to these prices by producing area. The average adjusted product prices were $2.51 per Mcf and $85.29 per barrel. Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Black Hills and were accepted as furnished. Operating cost components include direct operating expenses, compression fees, water disposal costs and appropriate COPAS charges. Severance and ad valorem rates were specified by state based on historical averages. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

Black Hills owns 44.7% of the Newcastle Gas Processing Plant. Future revenues are earned on residue volumes available from the plant after processing gas supplied by production from Finn-Shurley, Jiggs-Thompson and Boggy Creek fields. Future residue volumes were estimated by application of historical plant residue volume percentages to future gas volumes expected to be processed at the plant. The volume of future gas to be processed at the plant was estimated by extrapolation of the historical decline of the gas into the plant to the estimated economic limit of profitable operation for the plant. The revenues and expenses associated with the plant are included in Table I - PDP and reflect only Black Hills' net ownership.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission ~~as defined in pages 3-4 of the Appendix~~. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

The reserve estimates were based on interpretations of factual data furnished by Black Hills. Production and pressure data comes from internal oil and gas measurement systems for operated properties, by well. Third party production is derived from state reports submitted by the operator for each well. Oil and gas price forecasts, operating expenses and ownership interests were supplied by Black Hills and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.
Black Hills Exploration & Production, Inc. Interests
January 16, 2013

Our work-papers and related data are available for inspection and review by authorized parties. The professional qualifications of the technical person primarily responsible for the preparation of this report are included as an attachment to this letter.

Respectfully submitted,

/s/ Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:rkf

Black Hills Exploration & Production, Inc. Interests
January 16, 2013

Professional Qualifications of J. Zane Meekins, P.E.:

Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 25 years of practical experience in petroleum engineering, with over 23 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Exploration and Production, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary
Black Hills Gas Resources, Inc. Interests
Proved Reserves
As of January 1, 2013
Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Black Hills Gas Resources, Inc. (“Black Hills”) interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Black Hills.

Composite reserve estimates and economic forecasts for the proved reserves are ~~presented in the attached tables and are~~ summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	15.5	0.0	15.5
Gas	– MMcf	24,852.6	457.6	25,310.3
Revenue
Oil/Condensate	– M$	1,352.2	0.0	1,352.2
Gas	– M$	47,662.6	855.8	48,518.3
Severance Taxes and Ad Valorem Taxes	– M$	7,549.4	136.6	7,686.0
Operating Expenses	– M$	16,469.9	302.2	16,772.1
Investments	– M$	0.0	367.2	367.2
Operating Income (BFIT)	– M$	24,995.5	49.7	25,045.3
Discounted at 10.0%	– M$	15,777.9	--28.8	15,749.1

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Black Hills Gas Resources, Inc. Interests
January 16, 2013

~~The detailed forecasts of reserves and economics are presented in the attached tables. Tables I-Proved, I-PDP, I-PDNP and I-PUD are summaries of the reserves and associated economics by reserve category. Under tabs by reserve category, these tables are then presented along with corresponding Tables II's, which are summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual wells in each Table I. These tables are sorted by state and then lease/well name. Page 1 of the Appendix explains the type of data in these tables. The methods employed in estimating reserves are described in page 2 of the Appendix.~~

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. The resulting hydrocarbon pricing of $2.76 per MMBtu of gas and $94.71 per barrel of oil/condensate was applied without escalation. Basis differentials, contractual differentials, heating value adjustments and transportation/processing/gathering fees were supplied by Black Hills and applied to these prices by producing area. The average adjusted product prices were $1.92 per Mcf and $87.52 per barrel. Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Black Hills and were accepted as furnished. Operating cost components include direct operating expenses, compression fees, water disposal costs and appropriate COPAS charges. Severance and ad valorem rates were specified by state based on historical averages. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission ~~as defined in pages 3-4 of the Appendix~~. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Black Hills. Production and pressure data comes from internal oil and gas measurement systems for operated properties, by well. Third party production is derived from state reports submitted by the operator for each well. Oil and gas price forecasts, operating expenses and ownership interests were supplied by Black Hills and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Black Hills Gas Resources, Inc. Interests
January 16, 2013

Our work-papers and related data are available for inspection and review by authorized parties. The professional qualifications of the technical person primarily responsible for the preparation of this report are included as an attachment to this letter.

Respectfully submitted,

/s/ Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:rkf

Black Hills Gas Resources, Inc. Interests
January 16, 2013

Professional Qualifications of J. Zane Meekins, P.E.:

Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 25 years of practical experience in petroleum engineering, with over 23 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
302 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461

January 16, 2013

Mr. Jon Luksch
Black Hills Exploration and Production, Inc.
1515 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re:	Evaluation Summary
Black Hills Plateau Production, LLC Interests
Proved Reserves
As of January 1, 2013
Dear Mr. Luksch:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Black Hills Plateau Production, LLC (“Black Hills”) interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Black Hills.

Composite reserve estimates and economic forecasts for the proved reserves ~~are presented in the attached tables and~~ are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Total Proved
Net Reserves
Oil/Condensate	– Mbbl	7.0	0.0	7.0
Gas	– MMcf	11,813.5	336.9	12,150.4
Revenue
Oil/Condensate	– M$	662.1	0.0	662.1
Gas	– M$	29,959.0	576.1	30,535.0
Severance Taxes and Ad Valorem Taxes	– M$	1,722.2	33.1	1,755.3
Operating Expenses	– M$	10,571.0	126.6	10,697.6
Investments	– M$	0.0	157.9	157.9
Operating Income (BFIT)	– M$	18,327.8	258.4	18,586.2
Discounted at 10.0%	– M$	10,964.1	82.4	11,046.5

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Black Hills Plateau Production, LLC Interests
January 16, 2013

~~The detailed forecasts of reserves and economics are presented in the attached tables. Tables I-Proved, I-PDP, I-PDNP and I-PUD are summaries of the reserves and associated economics by reserve category. Under tabs by reserve category, these tables are then presented along with corresponding Tables II's, which are summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual wells in each Table I. These tables are sorted by state and then lease/well name. Page 1 of the Appendix explains the type of data in these tables. The methods employed in estimating reserves are described in page 2 of the Appendix.~~

The oil, condensate, gas and plant products prices utilized were average prices for the 12 months of 2012. The average was calculated using the posted first-day-of-the-month price for each month. The resulting hydrocarbon pricing of $2.76 per MMBtu of gas and $94.71 per barrel of oil/condensate was applied without escalation. Basis differentials, contractual differentials, heating value adjustments and transportation/processing/gathering fees were supplied by Black Hills and applied to these prices by producing area. The average adjusted gas price was $2.51 per Mcf. Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Black Hills and were accepted as furnished. Operating cost components include direct operating expenses, compression fees, water disposal costs and appropriate COPAS charges. Severance and ad valorem rates were specified by state based on historical averages. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission ~~as defined in pages 3-4 of the Appendix~~. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered and such changes could affect Black Hills' ability to recover the estimated reserves. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Black Hills. Production and pressure data comes from internal oil and gas measurement systems for operated properties, by well. Third party production is derived from state reports submitted by the operator for each well. Oil and gas price forecasts, operating expenses and ownership interests were supplied by Black Hills and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Black Hills Plateau Production, LLC Interests
January 16, 2013

Our work-papers and related data are available for inspection and review by authorized parties. The professional qualifications of the technical person primarily responsible for the preparation of this report are included as an attachment to this letter.

Respectfully submitted,

/s/ Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:rkf

Black Hills Plateau Production, LLC Interests
January 16, 2013

Professional Qualifications of J. Zane Meekins, P.E.:

Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 25 years of practical experience in petroleum engineering, with over 23 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.